UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (File Nos. 333-233852 and 333-252895) of China Natural Resources, Inc. (the “Company”), and the respective related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Grants of Option Awards

On July 14, 2022, the Board of Directors of China Natural Resources, Inc. (the “Company”) approved grants of option awards covering an aggregate of 8,100,000 common shares, without par value, of the Company (the “Shares”) to fifteen consultants and employees of the Company under the China Natural Resources, Inc. 2014 Equity Incentive Plan. The grantees assisted the Company in locating potential strategic partnerships and acquisitions, conducted due diligence, provided mergers and acquisition advice, and provided other related services to the Company over the course of the past one to three years and are continuing to provide these services on an ongoing basis. The consultant grantees had not previously received remuneration for their services. The recipients of the largest grants, Woo Chun Kei Jackie and Li Feiwen, received options exercisable for 3,700,000 and 3,000,000 Shares, respectively. The remaining 13 grant recipients received option awards exercisable for amounts ranging between 40,000 to 200,000 Shares.

The granted options vested immediately upon granting and will become exercisable upon the filing of a registration statement on Form S-8 covering the Shares. The exercise price for the options is $0.623 per Share. The options expire three years from the date of grant.

As a result of the grant, the exercise price for the Company’s outstanding warrants to purchase up to an aggregate of 1,980,000 Shares will be reduced to $0.623 per Share pursuant to the terms of the warrants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: July 15, 2022	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer